Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2004

Commission File No. 1-08346

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	x	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	x

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation
(Registrant)

March 30, 2004
	BY:	/s/ Michinori Katayama

Michinori Katayama
Corporate Officer
General Manager
Corporate Communication Departement

TDK Corporation
1-13-1, Nihonbashi, Chuo-ku,
Tokyo, 103-8272 Japan

March 30, 2004

Corporate Communications Dept. Corporate Officer General Manager Michinori Katayama Tel No.: 81(3)5201-7102

Dissolution of Subsidiary

     TDK Corporation (the “Company”) announces that at the meeting of the Board of Directors held on February 18, 2004, it was resolved that TDK Softec (M) Sdn. Bhd., the Company’s consolidated subsidiary, will be dissolved as follows:

Particulars

About TDK Softec(M) Sdn. Bhd.:
The reasons for the dissolution are attributable to the decrease in world demand for ferrite cores for flyback transformers used in cathode-ray tube (CRT) TVs in line with the spread of Liquid Crystal Display (LCD) TVs, as well as the decrease in the demand for ferrite cores for power systems and other products in line with the shift of manufacturing bases of the Company’s business partners to China.

Outline of TDK Softec (M) Sdn. Bhd.

(1) Headquarters:	Selangor Darul Ehsan, Malaysia

(2) Date of incorporation:	October 6, 1988

(3) Paid-in capital:	23,270,000 Malaysian Ringgit (MR) (Approximately 640 million yen)

(4) Representative:	Akira Morita

(5) Principal business:	Manufacture of ferrite cores for flyback transformers used in TVs and ferrite cores for power systems

(6) Number of employees:	191 (As of January 31, 2004)

(7) Shareholding ratio:	100% owned by the Company

Schedule of dissolution:
March 27, 2004	Termination of manufacture

March 30, 2004	Dissolution of TDK Softec (M) Sdn. Bhd.

Any impact arising from the termination of manufacture and the dissolution of such subsidiary that might affect the consolidated and non-consolidated business results of the Company is negligible and thus the Company’s consolidated and non-consolidated projections will not change.

The Company has taken legal procedures for corporate dissolution in Malaysia and endeavored to ensure sufficient production volume in order to fulfill its responsibility to supply customers. As a result, the information disclosure concerning the dissolution was delayed.

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